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[LETTERHEAD OF SEARS, ROEBUCK AND CO.]                                 EXHIBIT 9



                               December 4, 1996


Board of Directors
MaxServ, Inc.
8317 Cross Park Drive
Austin, Texas  78754

Gentlemen:

     Sears, Roebuck and Co. ("Sears"), through a wholly-owned subsidiary, is interested in pursuing a transaction in which Sears would acquire all outstanding shares of common stock (the "Shares") of MaxServ, Inc. ("MaxServ") that Sears does not currently own, as well as all outstanding warrants to acquire common stock of MaxServ (the "Warrants").

     In light of the presence of designees of Sears on the Board of Directors of MaxServ, Sears requests that you appoint a committee of the MaxServ Board of Directors (the "Special Committee") with which Sears can commence negotiations for such an acquisition. Once the Special Committee is appointed, Sears anticipates working with the Special Committee to establish a mutually acceptable price for the Shares and Warrants, and other essential terms.

     Once you have notified us that you have appointed the Special Committee, we would like to immediately proceed with negotiations. We look forward to working with the Special Committee to accomplish a successful transaction for the shareholders of MaxServ.

                                       Sincerely,

                                       SEARS, ROEBUCK AND CO.



                                       By: _____________________________
                                           Jane J. Thompson
                                           President, Home Services